Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

The following is a press release issued by Hyperion Solutions Corporation on August 5, 2003.

FOR IMMEDIATE RELEASE

Media Contact:
Valerie Beaudett
Hyperion
+1 408 220 8528
valerie_beaudett@hyperion.com

TOP INDUSTRY ANALYSTS PRAISE
HYPERION ACQUISITION OF BRIO SOFTWARE

Joint Solution To Provide Both Brio and Hyperion Customers
with Immediate Access to Comprehensive Query and Reporting Capabilities as
Part of a Complete Business Performance Management Suite

SUNNYVALE, Calif.—August 5, 2004—Industry analysts this week praised Hyperion’s (Nasdaq:HYSL) plans to acquire Brio Software (Nasdaq:BRIO), citing that the merged product line will further Hyperion’s leadership role in one of the software industry’s fastest growing categories, Business Performance Management. As part of the acquisition plan, Hyperion will immediately begin offering Brio products under an OEM agreement.

The combination of Brio’s business intelligence tools and Hyperion’s Business Performance Management suite of applications will offer customers a comprehensive, single-vendor solution comprised of easy-to-use, scalable query and reporting tools and world-leading software applications. This combination will also drive improved operational and financial business performance—from the boardroom to the frontlines.

“This acquisition will be highly beneficial to both companies, and give the combined company a very viable product line,” said David Folger, vice president, Enterprise Analytics Strategies for META Group. “The fit between these companies’ products is remarkably free of overlap and highly complementary. The acquisition of Brio is the logical next step for Hyperion in the evolution of its Business Performance Management strategy.”

“With limited overlap, Brio brings to Hyperion dedicated product functionality in query and reporting to support its expanding performance management suite vision,” writes John Hagerty, vice president AMR Research in the AMR Research Alert, July 25, 2003.

“Our acquisition of Brio will position Hyperion as the only full-suite Business Performance Management vendor providing a complete infrastructure—including enterprise level reporting, query and metrics management—as well as a comprehensive suite of packaged applications,” said Nazhin Zarghamee, chief marketing officer for Hyperion. “Brio is one of the most innovative and pioneering

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Analysts Praise Acquisition	Page 2 of 3

companies in business intelligence. Our customers will gain integrated tools that are renowned for their ease-of-use, quick deployment, scalability and remarkable power.”

According to industry analysts, Brio’s award-winning enterprise reporting, query and analysis, and dashboarding products provide the ideal complement to Hyperion’s Business Performance Management solutions. With the combined software, customers will be able to merge the information they use for operational and financial planning, and populate scorecards and dashboards for forecasting and monitoring results.

“Brio has a full suite of query and reporting capabilities, including dashboards, persistent and on-demand computing,” according to the META Group. “Brio’s simplicity of design and ease-of-use allow users to create complex reports within hours.”

About Hyperion

Hyperion is the global leader in Business Performance Management software that enables companies to translate strategies into plans, monitor execution and provide insight to improve financial and operational performance. More than 6,000 customers worldwide use Hyperion’s Business Performance Management family of packaged and tailored applications and its leading business intelligence platform. Hyperion has a network of more than 330 partners to provide innovative and specialized Business Performance Management solutions and services.

Headquartered in Sunnyvale, California, Hyperion generated annual revenues of $510 million in fiscal 2003. The company employs more than 2,100 people in 20 countries and is represented in 16 additional countries through distributor relationships. Hyperion is traded under the Nasdaq symbol HYSL. For more information, please visit www. hyperion.com, www.hyperion.com/contactus or call 800 286 8000 (U.S. only).

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Forward-Looking Statements

     This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of

Analysts Praise Acquisition	Page 3 of 3

Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

Hyperion is a registered trademark of Hyperion Solutions Corporation. All other trademarks and company names mentioned are the property of their respective owners.